40-33



Colleen A. Hankins
Senior Legal Counsel

811-01400
(Contrafund)
Branch 17

December 21, 2005





OVERNIGHT MAIL

Securities and Exchange Commission
Attn: Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ***Bennett et al. v. Fidelity Management & Research Co. & FMR Co., Inc.***
District of Massachusetts – 04 11651 MLW

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, I hereby enclose copies of the Consolidated Amended complaint filed in the above matter as well as the Answer.

Best regards.

Very truly yours,

Colleen A. Hankins

Colleen A. Hankins

Enclosures



PROCESSED
JAN 12 2006
THOMSON
FINANCIAL

FMR Corp.
Legal Department

82 Devonshire Street F6B
Boston, MA 02109-3614

Phone: 617 563-6415
Fax: 617 476-3128
colleen.hankins@fmr.com

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

CYNTHIA A. BENNETT, GUY E. MILLER, NANCY HAUGEN, MICHAEL F. MAGNAN, KAREN L. MAGNAN, PRESLEY C. PHILLIPS, ANDREA M. PHILLIPS, and CINDY SCHURGIN, for the use and benefit of THE FIDELITY MAGELLAN FUND, FIDELITY CONTRAFUND, FIDELITY GROWTH & INCOME PORTFOLIO I FUND, FIDELITY BLUE CHIP GROWTH FUND, and FIDELITY LOW-PRICED STOCK FUND Plaintiffs, v. FIDELITY MANAGEMENT & RESEARCH COMPANY and FMR CO., INC., Defendants.	No. 04-cv-11651-MLW (Lead Case) No. 1:04-cv-11756-MLW (Consolidated Case)



CONSOLIDATED COMPLAINT UNDER INVESTMENT COMPANY ACT OF 1940

(THIS COMPLAINT DOES NOT ALLEGE LATE TRADING OR MARKET TIMING CLAIMS)

Plaintiffs, Cynthia A. Bennett, Guy E. Miller, Nancy Haugen, Michael F. Magnan, Karen L. Magnan, Presley C. Phillips, Andrea M. Phillips, and Cindy Schurgin, for the use and benefit of the Fidelity Magellan Fund, Fidelity Contrafund, Fidelity Growth & Income Portfolio I Fund, Fidelity Blue Chip Growth Fund, and Fidelity Low-Priced Stock Fund, file this Complaint against Defendants Fidelity Management & Research Company ("FMR") and FMR Co., Inc. ("FMRC") (collectively the "Defendants") and allege as follows:

I. INTRODUCTION

1. Plaintiffs own shares in the Fidelity Magellan Fund, Fidelity Contrafund, Fidelity Growth & Income Portfolio I Fund, Fidelity Blue Chip Growth Fund, and/or Fidelity Low-Priced Stock Fund (hereinafter the "Funds").

2. The mutual funds (technically known as open-end registered investment companies) owned by Plaintiffs are five of the largest mutual funds in the country. These funds, each of which had assets under management *in excess of $20 billion* in 2003, were formed, distributed, advised and managed by the Defendants. Fidelity Magellan is one of the largest actively managed mutual funds in the country, with assets under management *in excess of $66 billion* as of March 31, 2004. Fidelity Contrafund had assets under management in excess of $37 billion as of December 31, 2003. As of January 31, 2004, Fidelity Growth & Income Portfolio I Fund had overt $30 billion in assets under management, Fidelity Blue Chip Growth Fund had over $22 billion in assets under management, and Fidelity Low-Priced Stock Fund has over $28 billion in assets under management. Fidelity is one of the largest investment advisors in the world. It manages more mutual fund industry assets than any other manager.

3. The Defendants are part of the Fidelity organization and are registered investment advisers (or affiliated persons of investment advisers) to the Funds and over 270 other (and smaller) mutual fund and additional institutional client portfolios. The Defendants owed (and continue to owe) fiduciary duties to the Funds, the Plaintiffs and all shareholders of the Funds.

4. The Funds pay the Defendants significant fees for managing the Funds. In percentage terms, those fees may look modest, yet in dollar terms, or in comparison to fees charged to comparable institutional portfolios, they are staggering.

5. Total management fees include fees for selecting securities for the Funds to buy, sell or hold (the "Portfolio Advisory Services"), and fees for administrative services associated with running the Funds.

6. In the money management business, there are extraordinary "economies of scale" that can be realized as the size of assets under management grows. Because of this, investment advisors (including the Defendants) would be expected to offer their services to clients for lower fees as the size of the portfolios managed grows. These lower fees can be achieved by using fee "breakpoints" (lower fee levels as assets increase). Once an adviser has sufficient assets to reach

a critical mass, each additional dollar of revenue is almost pure profit: In the mutual fund industry, the critical mass point for a fund is reached when fund assets total approximately one hundred million dollars ($100,000,000). "By definition, if you cut management fees [payable to a mutual fund investment adviser], that falls just about dollar for dollar to the bottom line," according to the money management consulting firm Casey, Quirk & Acito.

7. The "pure profits" generated by these economies of scale are appropriated by the adviser and are routinely shared with other institutional clients. Although required by law to also be similarly shared with mutual fund clients (including the Funds), the Defendants have failed to do so.

8. These economies of scale are realized quickly as assets under management grow. Fidelity offers breakpoints to other (non-mutual fund) investors with as little as $500,000 under management.

9. The Funds at issue are gargantuan, each holding in excess of $20 billion in assets under management in 2003. Fidelity Magellan Fund is one of the largest actively managed mutual funds in the world. Fidelity Contrafund is close behind. The larger a portfolio, the greater the benefits from economies of scale, and the less it costs to provide investment advisory services. Eventually, when portfolios become as large as those of the Funds, the cost of providing Portfolio Advisory Services for each additional dollar of assets under management approaches zero.

10. The Portfolio Advisory Services that the Defendants provide to the Funds are identical to the portfolio advisory services that the Defendants provide other institutional clients. Unlike the advisory contracts with the Funds, however, the contracts negotiated with other Fidelity institutional clients are the product of arms' length negotiations and result in far lower fees even though those clients' portfolios are far smaller than those of the Funds.

11. These much higher fees that the Defendants receive for Portfolio Advisory Services for the Funds (the "Portfolio Advisory Fees") for the same services provided to other

institutional clients with much smaller portfolios could not have resulted from arms' length negotiations. This is even more evident when adding to the Portfolio Advisory Fees all other benefits ("fallout benefits") received by the Defendants by virtue of its relationship with the Funds.

12. The receipt by the Defendants of the Portfolio Advisory Fees from the Funds constitutes a breach of Defendants' fiduciary duties. Accordingly, the Plaintiffs seek to rescind the advisory contracts in place between the Defendants and the Funds and to recover the Portfolio Advisory Fees paid by the Funds to the Defendants during: (a) the period commencing one year prior to the filing of the original Haugen Complaint (*i.e.*, May 3, 2003) through the date of final judgment after trial for the Fidelity Magellan Fund and Contrafund ; and (b) the period commencing one year prior to the filing of the original Bennett Complaint (*i.e.*, July 23, 2003) through the date of final judgment after trial for the Fidelity Growth and Income Fund, Fidelity Blue Chip Growth Fund, and Fidelity Low-Priced Stock Fund.

The Investment Company Act of 1940

13. In 1940, Congress enacted the Investment Company Act of 1940, 15 U.S.C. § 80a-l et seq. (the "ICA"). The ICA was designed to regulate and curb abuses in the mutual fund industry and to create standards of care applicable to investment advisers such as Defendants. In the 1960s, it became clear to Congress that investment advisers to equity mutual funds were gouging the funds with excessive fees. As a result, § 36(b) was added to the ICA in 1970 (primarily to afford oppressed fund shareholders with a remedy to recover the excessive fees charged by mutual funds such as those owned by Plaintiffs) and created a federal cause of action for breach of fiduciary duty by investment advisers such as the Defendants. The statute provides for quasi-derivative claims (with no demand requirement).

14. Section 36(b) provides in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of

> compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such investment adviser, or any other person enumerated in subsection (a) of this section who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect to such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person.

Economies of Scale

15. Significant economies of scale exist in the investment advisory industry, especially in the area of providing investment advisory services (such as the Portfolio Advisory Services) to clients such as the Funds. According to one fund industry expert, John C. Bogle, the economies of scale generated in the mutual fund portfolio management and research business are "staggering." Economies of scale are created when (as with the Funds) assets under management increase more quickly than the cost of advising and managing those assets. At some point (exceeded by the Funds because of their huge size), the additional cost to advise each additional dollar in the Funds (whether added by a rise in the value of the securities or additional contributions by current or new shareholders) approaches zero.

16. For example, the cost of providing Portfolio Advisory Services to the Funds may be $X for the first $100 million of assets under management but the cost for providing those same services for the next $100 million is a mere fraction of $X. This is true in part because each Fund's portfolio investment objectives are set forth in its offering documents and additional dollars contributed by shareholders are simply invested in the same core portfolio of securities. In addition, when assets under management increase in value over time as markets rise or existing shareholders purchase additional shares (with no change in the composition of the Funds' portfolios or number of shareholders), there are no additional Portfolio Advisory Services' costs incurred by the Defendants.

17. These economies of scale belong to the Funds and the Plaintiffs, not the Defendants.

18. Recognizing the existence of these economies of scale, virtually all investment advisors offer "breakpoints" to some clients. These breakpoints specifically reflect that costs decline dramatically as assets under management increase by, for example, lowering the management and other fees (as a percentage of assets but *not* in total dollars) as assets grow. The agreements between the Defendants and the Funds do *not* incorporate breakpoints even though the Defendants offer breakpoints to other institutional clients.

19. In addition, technology has lowered the costs to the Defendants of providing the Portfolio Advisory Services. For example, it has become far easier and less expensive for the Defendants to obtain research about potential investments, and to communicate with the Funds and their shareholders, than regulators and courts in the early days of Section 36(b) could ever have imagined. The Defendants benefit from the widespread use of computers with exponentially greater computing power today than those of twenty years ago, company and stock research is readily and instantly available on the Internet, and the Defendants are able to transact business with current and potential shareholders on the Internet. All of this dramatically lowers the Defendants' costs and should also have resulted in significantly lower Portfolio Advisory Fees over time. Unfortunately, those fees (in both percentage and dollar terms) have not declined as they should have but increased because of the Defendants' violation of their fiduciary duties.

20. Notable academic research confirms the long-standing existence of significant economies of scale in the mutual fund industry that are not passed on to shareholders. *See,* John P. Freeman & Stewart L. Brown, Mutual Fund Advisory Fees: The Cost of Conflicts of Interest, 26 J. Corp. L. 610 (2001) (the "Freeman & Brown Study") [Ex. 1].

21. Furthermore, both the Securities and Exchange Commission (the "SEC") and the Government Accounting Office (the "GAO") also confirmed, in June of 2000, that economies of

scale exist in the provision of Portfolio Advisory Services. *See* Securities and Exchange Commission, Division of Investment Management: Report on Mutual Fund Fees and Expenses (Dec. 2000) ("SEC Report"), at 30-3 1 [Ex. 2]; Government Accounting Office, Report on Mutual Fund Fees to the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives (June 2000) ("GAO Report"), at 9 [Ex. 3].

22. The assets under management in the Funds have grown dramatically in the past decade, even accounting for the stock market declines experienced in recent years. For example:

(a) In early 1994, the Fidelity Magellan Fund already had $33 billion in assets under management, and Defendants were paid approximately $186 million in management fees. From the September 2003 semi-annual report, Fidelity Magellan Fund assets further increased to over $62 billion while fees correspondingly increased to over $357 *million for a single year for a single fund portfolio*. At one time Magellan Fund's assets totaled more than one hundred billion dollars ($100,000,000,000), making it the largest mutual fund in history. At recent hearings before the United States Senate, mutual fund industry pioneer John C. Bogle commented on Magellan's size and behavior in answer to a question posed by Senator Lautenberg:

> LAUTENBERG: Just this closing question: Is there a point in time when size becomes a determinant as to whether or not another fund under the same management company must be created so that there isn't just such a mass in one place that can destroy a company's value if there's a decision to sell?
>
> BOGLE: You -- well, you bring up a very, very good point, Senator Lautenberg. We are in this business -- when you're in the business of asset gathering and fee maximizing, which is what a management company does – you can argue, it's fine, but that's their business -- you tend to let funds grow to an awesome size.

> One of the firms in the industry [Fidelity Magellan] grew actually to $100 billion. They had a 1-percent management fee. They got $1 billion paid for investment management, and, of course, about five years before that, they turned into an index fund.
>
> They didn't want to be an index fund, but they had no other choice. They couldn't buy small-cap stocks or mid-cap stocks in any appreciable way.
>
> So you can observe them now kind of going along the index route, which is fine for me and I love it, except that its costs -- it means they're destined to fall short of the index return. So, yes, we let funds go -- get too large a size, and, no, we don't cut funds off at a reasonable level.
>
> And, number three, it's very difficult to replace with another fund. In other words, they say we're going to close Fund A and start Fund B, unless, as we did at Vanguard in the case of Windsor I and Windsor II, we used a totally different adviser. If you use the same adviser, clearly, the problems don't go away.
>
> But it's another area that I believe the SEC should be looking very carefully at. I don't think that's a legislative issue on fund size because I don't think any of us can articulate it very well.
>
> But, yes, there is a size beyond which you cannot differentiate yourself because the cost of portfolio transactions simply overpowers your ability to move the money.

Bogle's testimony highlights a double-edged problem plaguing Fidelity's management of Magellan over the last 10 years: the fund is a de facto index fund, with the fees being vastly excessive in comparison with index fund costs. Thus the fund is condemned to perform at an average level at best, while falling behind leading indexes due to the cost drag.

(b) At the close of 1993, the Fidelity Contrafund had just over $6 billion in assets under management, and Defendants received almost $26 million in management fees. According to regulatory filings, by the end of 2003, this Fund's assets had jumped to over $35 billion, and fees had soared to over $176 million billion per year for one portfolio.

(c) In 1994, the Fidelity Growth & Income Portfolio I Fund had just under $9 billion in assets under management, and Defendants received approximately $40 million in management fees. According to regulatory filings, by September of 2003, this Fund's assets had jumped to over $28 billion while fees paid to Defendants soared to over $129 million in a single year.

(d) For the year ending July 1994, the Fidelity Blue Chip Growth Fund had just over $2 billion in assets under management while Defendants received over $8.5 million in management fees. According to regulatory filings, by mid-2003, this Fund's assets had jumped to almost $20 billion while fees paid to Defendants soared to over $101 million in a single year, again, for a single portfolio.

(e) In 1994, the Fidelity Low-Priced Stock Fund had just over $2 billion in assets under management, and Defendants received almost $14 million in management fees. According to regulatory filings, by mid-2003, this Fund's assets had jumped to almost $20 billion while fees paid to Defendants soared to almost $100 million in a one year for a single portfolio.

23. While the size of the Funds has grown dramatically, the nature and quality of the Portfolio Advisory Services rendered by Defendants has not changed. Indeed, the number of securities in the Funds' portfolio has tended to remain relatively constant, suggesting that the research associated with providing the Portfolio Advisory Services was unchanged as the size of the Funds' portfolios grew dramatically and could have been provided for the same dollar fee with no percentage or dollar increase.

24. Despite this, the Portfolio Advisory Fees paid to Defendants (and accepted by them in violation of their statutory fiduciary duties) have grown dramatically and are disproportionately large in relationship to the services rendered to Plaintiffs.

25. Although owned by and owed to the Funds, the benefits created by economies of scale have been (and continue to be) kept by the Defendants and are not being passed on to the Funds and their shareholders in violation of Section 36(b).

Defendants' Portfolio Advisory Services to Other Clients

26. The gross disproportionality of the fees paid to Defendants for Portfolio Advisory Services is also demonstrated by a comparison of the fees they receive from other clients for the same services. In some cases, Defendants charged (and continue to charge) the Funds fees two times or more in percentage terms and hundreds of times higher in dollar terms compared to those charged to other clients with much smaller portfolios for the very same services. The fees are particularly outrageous in comparison to index funds.

27. In particular, Defendants charge these other clients as little as 20 basis points (0.20% of assets) for identical Portfolio Advisory Services, including all administrative costs. Plaintiffs are charged at least 40 basis points (.40%) for Portfolio Advisory Services that include only a portion of the Funds' administrative expenses (significant additional charges for administration, trading and other expenses are also paid for separately by the Funds to the Defendants and lumped together as "other expenses").

The Funds' Conflicted Board of Trustees

28. The fees paid to Defendants are technically approved by the Funds' board of directors (referred to as the "board of trustees" by Fidelity). The Funds are governed by a common board of trustees. A majority of the Fund's board must be comprised of statutorily presumed "disinterested" directors as that term is defined in § 10 of the ICA.

29. There is a lack of independence and conscientiousness by the trustees in reviewing the Portfolio Advisory Fees paid by the Funds. The trustees' lack of independence and conscientiousness establishes Defendants' violation of § 36 of the ICA, regardless of whether the trustees are presumed "independent" by § 10 of the ICA. The trustees are in all

practical respects dominated and unduly influenced by Defendants in reviewing fees paid by the Funds.

30. Each of the statutorily presumed "disinterested" directors or trustees serves on the boards of 277 different Fidelity mutual funds, and is paid approximately $263,000 annually for attending approximately eleven meetings per year. Further, Defendants do not provide the trustees with sufficient information for them to fulfill their obligations, and when information is supplied, it is cursorily reviewed and not meaningfully considered.

Nature of Relief Requested

31. Although the Portfolio Advisory Fees challenged may appear to be very small on a shareholder-by-shareholder basis, they are huge in absolute terms and, even on a shareholder-by-shareholder basis, cause a dramatic decrease in Plaintiffs' investment returns over time. Arthur Levitt, past Chairman of the SEC, has observed this and is critical of what he calls the "tyranny of compounding high costs:"

> Instinct tells me that many investors would be shocked to know how seemingly small fees can, over time, create such drastic erosion in returns....In the years ahead, what will mutual fund investors say if they realize too late their returns have fallen hard under the weight of compounding fees?

Arthur Levitt, Jr., Inaugural address: Costs Paid with Other People's Money, Address at Fordham University School of Law (Nov. 3, 2000), in 6 Fordham J. Corp. & Fin. L. 259, 261 (2001) [Ex. 4].

32. The actual fees paid by the Fidelity Magellan Fund to the Defendants make this point. For the three fiscal years ended March 31, 2003, investors paid management fees of $1.6 billion despite a loss of 24% in 2001, a loss in 2002 and a loss of 25% in 2003. Over the last decade, investors in Magellan have paid $4 billion in management fees yet the Defendants' advice has lead to a significant under-performance compared to the Standard & Poor's 500 stock

index (performance that can be purchased at a significantly lower cost). In dollar terms, the fees paid by the Funds to the Defendants are staggering and constitute waste.

33. In this action, Plaintiffs seek to rescind the advisory agreements and to recover all Portfolio Advisory Fees paid by the Funds to the Defendants or, alternatively, to recover all fees paid to and received by the Defendants in violation of Section 36(b), including a recovery of all benefits resulting from economies of scale created by the Funds but wrongfully benefiting (and retained by) the Defendants during the period commencing one year prior to the filing of the original Haugen and Bennett Complaints through the date of final judgment after trial as delineated in Paragraph 12. In addition, the Plaintiffs seek to recover all other excessive compensation received by Defendants in breach of their fiduciary duty under the ICA § 36(b), 15 U.S.C. § 80a-35(b).

II. PARTIES

34. Plaintiff Cynthia A. Bennett, a resident of Naples, Florida, is a shareholder of the Fidelity Contrafund. Plaintiff

35. Plaintiff Guy E. Miller, a resident of O'Fallon, Illinois, is a shareholder of the Fidelity Growth & Income Portfolio I Fund, Fidelity Blue Chip Growth Fund, Fidelity Low-Priced Stock Fund, and Fidelity Magellan Fund.

36. Plaintiff Nancy Haugen, a resident of Phoenix, Arizona, is a shareholder of the Fidelity Magellan Fund.

37. Plaintiff Michael F. Magnan, a resident of Mesa, Arizona, is a shareholder of the Fidelity Magellan Fund.

38. Plaintiff Karen L. Magnan, a resident of Mesa, Arizona, is a shareholder of the Fidelity Magellan Fund.

39. Plaintiff Presley C. Phillips, a resident of Litchfield Park, Arizona, is a shareholder of the Fidelity Contrafund and Fidelity Magellan Fund.

40. Plaintiff Andrea M. Phillips, a resident of Litchfield Park, Arizona, is a shareholder of the Fidelity Contrafund.

41. Plaintiff Cindy I. Schurgin, a resident of Phoenix, Arizona, is a shareholder of the Fidelity Magellan Fund.

42. Defendant Fidelity Management & Research Company ("FMR") is a Delaware corporation with its principal place of business in Boston, Massachusetts. FMR is registered as an investment adviser under the Investment Advisers Act of 1940 and is the investment adviser to the Funds, and other Fidelity Funds.

43. Defendant FMR Co, Inc. ("FMRC") is a Delaware Corporation with its principal place of business in Boston, Massachusetts. FMRC is also registered as an investment adviser under the Investment Advisers Act of 1940 and is an investment sub-adviser to the Funds and other Fidelity Funds.

III. JURISDICTION AND VENUE

44. This action is brought pursuant to § 36(b) of the Investment Company Act of 1940 as amended, 15 U.S.C. § 80a-35(b).

45. This Court has subject matter jurisdiction pursuant to 15 U.S.C. § 80a-43, U.S.C. § 80a-35(b)(5), and 28 U.S.C. § 1331.

46. Venue is proper in this judicial district pursuant to 15 U.S.C. § 80a-43 and 28 U.S.C. § 1391(b)(2)-(3). Defendants are inhabitants of and transact business in this district, a substantial part of the events or omissions that give rise to Plaintiffs' claims occurred in this district, and Defendants may be found in this district.

IV. GENERAL ALLEGATIONS

The Investment Advisory Fees Charged by Defendants

47. As set forth in its Annual and Semi-Annual reports, the Funds pay fees to Defendants for Portfolio Advisory Services, so-called "advisory fees," and for certain "administrative" expenses.

48. The advisory fees paid to the Defendants are paid as a percentage of assets under management with, in some cases, adjustments based on "performance." This can lead to payment of an unfair fee in very large portfolios such as those of the Funds because as portfolios grow, they quickly create economies of scale with the cost of servicing additional assets dropping rapidly. A flat fee (in dollars, not percentages) or a percentage fee with a final breakpoint of near zero for very large portfolios would allow the Funds to capture their economies of scale while also allowing the Defendants to earn a fair and competitive profit for their services.

49. The way Defendants report fees is intended to, and does, obfuscate the total dollar amount of fees received for pure Portfolio Advisory Services. The Defendants fail to break out this information in detail because shareholders, regulators, and others would then be more easily able to determine the egregious price-gouging engaged in by the Defendants. This lack of transparency is compounded by Defendants' private ownership and the resulting lack of public reporting of Defendants' financial condition.

50. Defendants have a duty to report on the Portfolio Advisory Fees received from the Funds to the Funds' trustees and to the shareholders (including Plaintiffs). Defendants' reports are not sufficient to clearly inform either the trustees or the shareholders as to the grossly excessive nature and amount of fees and other benefits paid to and received by the Defendants for Portfolio Advisory Services.

51. The fees paid to Defendants by the Funds consist of two types: advisory fees paid for Portfolio Advisory Services; and "administrative fees" paid for transfer agency services, custodial services, and other costs associate with running a mutual fund not related to the portfolio-management function. The Funds Total Expense Ratio consists of each Fund's Total Expenses divided by Average Net Assets. For each Fund, its Total Expenses equals Advisory Fees plus Administrative Fees. Thus, the Expenses Ratio minus percentage Advisory Fees equals the percentage of all Expenses made up of Administrative Fees.

52. To meet competition offered by Vanguard's low-cost market offerings, Fidelity now offers certain of its Spartan Index Funds with contracts that bind the Fidelity service provider entities to extracting annually total expenses of no more than 0.10% (10 basis points) of the fund's assets. The 10 basis points represent the all-in cost for administration, a limited amount of investment capability, and compensation for the entrepreneurial risk borne by the fund sponsor in creating the fund. While administrative costs may be the largest component of this 10 basis point cost, it is by no means the entirety of it. Fidelity's Spartan Fund pricing example thus establishes a reasonable benchmark for the cost of administering an operating fund since, obviously, Fidelity is able to operate the subject funds on an ongoing basis for total expenses of no more than 10 basis points.

53. Thus, Fidelity's 10 basis point (.10%) administrative fee expense represents a valid benchmark for the maximum reasonable administrative fee that the Funds could and should incur.

54. That Fidelity charges the Plaintiff funds administrative expenses far higher than the 10 basis point total cost for Fidelity's Spartan funds demonstrates that Fidelity's administrative fee charges to the Plaintiff funds, like its charges for advisory services, are grossly excessive. As such, they are subject to all of the remedies asserted in this complaint under section 36(b) over and above payments to which Plaintiffs are entitled due to the excessive advisory fees alleged herein. For example, according to Lipper, the non-advisory (administrative) expenses for Magellan Fund currently run approximately 20 basis point (0.20% of assets under management). Indeed, Magellan reports that it pays Fidelity Service Company, Inc. (FSC), an affiliate of Defendant FMR, fees of .19% of average net assets on an annual basis purely for transfer agent services which are worth a fraction of that cost. These fees flow through to and are received by Defendant FMR, making Defendant FMR liable for them under the Investment Company Act section 36(b) and section 48(a). This cost amounts to charges in excess of more than $100,000,000 per year, represents double the costs of the operating 10 basis

point cap for the Spartan Index Funds, and is simply grossly excessive in light of fiduciary standards imposed under the Investment Company Act of 1940. By contrast, the total cost, including a return of entrepreneurial profit to Defendants for operating the Fidelity Spartan U.S. Equity Index Fund was far less, about $22,000,000, based on the Spartan U.S. Equity Index Fund's assets of $21.7 billion and the 10 basis point (.10%) administrative fee charged by Defendants. The same price gouging by Defendants with respect to administrative costs as to Magellan occurs with the other Plaintiff Funds.

55. A reasonable administrative cost charge for the administrative services rendered by Defendants or their affiliates to the Funds is, on information and belief, less than 10 basis points (0.10% of assets under management).

56. Based on the above analysis, Plaintiffs allege that the Funds are being charged excessive advisory and administrative fees. The differences between the actual administrative fees charged to the Funds by Defendants and their affiliates, and fair and reasonable charges for such services, are reflected in the following chart. The chart also reflects the total advisory fees charged to the Funds by Defendants in 2003. Plaintiffs contend those advisory fees are excessive, illegal and subject to disgorgement as alleged herein.

Fund	Total Expense Ratio 2003 (%)	Advisory Fee (%)	Difference = Admin Fees (%)	Appropriate Admin Fees (%) (Spartan)	Excess Admin Fees %	Avg Net Assets 2003 ($mm)	Excess Admin Fees ($mm)	Advisory Fees ($ mm)
Magellan	0.76%	0.56%	.20%	.10%	.10%	61,501	$59	$344
Contrafund	0.98%	0.79%	.19%	.10%	.09%	30,478	$27	$240
Gro & Inc Port I	0.70%	0.48%	.22%	.10%	.12%	27,004	$34	$130
Blue Chip Growth	0.69%	0.40%	.29%	.10%	.19%	17,554	$33	$70
Low-Priced Stock	1.00%	0.70%	.23%	.10%	.13%	15,680	$21	$120

57. The total fees paid by the Funds over time for Portfolio Advisory Services are staggering. Over the past decade, the Fidelity Magellan Fund alone has paid well over $3.3 billion in fees for Portfolio Advisory Services for that Fund's single (underperforming) portfolio. Similarly, over the past decade, the Fidelity Contrafund has paid almost $1.3 billion in fees for Portfolio Advisory Services, the Growth & Income Portfolio I Fund has paid almost $1.2 billion in fees for Portfolio Advisory Services, the Fidelity Blue Chip Growth Fund has paid over $750 million in fees for Portfolio Advisory Services, and the Fidelity Low-Priced Stock Fund has paid over $426 million in fees for Portfolio Advisory Services. For the three-year period 2000 through 2002, Fidelity Magellan generated advisory fees of $1,820,612,000; for Fidelity Contrafund the figure was $785,886,000. Thus, these two funds alone, in the space of three years, generated advisory fees of more than $2.5 billion. For year ended March 31, 2003, Magellan's advisory fee was more than $344 million. For year ended December 31, 2003, Contrafund's advisory fee exceeded $240 million.

58. Although the Defendants claim to be lower cost advisors than some competitors, they charge on average nearly three times more in percentage terms than Vanguard Fund

(Vanguard averages 28 basis points while Fidelity averages 82 basis points) (source: Lipper and Morningstar) and four times more than Fidelity's other institutional clients. When considering the size of the Funds' portfolios, such a claim only misleads the Plaintiffs and other Fund shareholders and becomes unfair and deceptive when viewing these fees in absolute dollar terms rather than percentages (again, because of the Funds' massive size).

59. Defendants' acceptance of these fees for Portfolio Advisory Services is a breach of Defendants' fiduciary and other duties.

The Gartenberg Test

60. As set forth in *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923 (2d Cir. 1982) (decided long before today's computer and internet capabilities existed and before the in-depth studies by the GAO and SEC), the test for determining whether compensation paid to Defendants violates § 36(b) is "essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm's-length in the light of all of the surrounding circumstances." *Id.* at 928. Stated differently, to be liable for a violation of § 36(b), "the adviser-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's length bargain." *Id.*

61. As a threshold matter, it is clear that the Defendants cannot pass this test because there is already a universe of Fidelity contracts for Portfolio Advisory Services. On information and belief, that universe establishes that the range of Portfolio Advisory Fees negotiated with institutional clients (other than the Funds and other Fidelity Funds) for comparable size portfolios never even comes close to the level of Portfolio Advisory Fees paid by the Funds. Thus, in determining whether the Fund's "fee schedule represents a charge within the range of what would have been negotiated at arm's-length," in practice, the Funds' fee schedule has never been within such a range. Moreover, this information has been withheld by the Defendants from the Funds' board of trustees and from the shareholders, including the Plaintiffs.

62. In applying this test, all pertinent facts must be weighed in determining whether a fee or other compensation violates § 36(b). The *Gartenberg* court has specifically identified six factors (a portion of "all pertinent facts") to be considered in determining whether a fee is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been negotiated at arms' length. A review of these factors, and the facts in this case, demonstrate that receipt of the Portfolio Advisory Fees by the Defendants violated (and continues to violate) § 36(b).

(a) Economies Of Scale

63. As discussed in the introduction, there are significant economies of scale in the money management and investment advisory business. These economies of scale exist at the individual fund level (including the Funds) and at the complex or family of Funds level (meaning all Funds advised by the Defendants considered together as a "complex" or "family of Funds"). They also exist on a more comprehensive basis, encompassing the Defendants' entire scope of operations, including administrative expenses and advisory services provided to other institutional clients.

64. Courts, academic researchers, and the United States government have uniformly found that these economies of scale exist. See, *Migdal v. Rowe Price Fleming Int'l, Inc.*, 248 F.3d 321, 326-27 (4th Cir. 2001); Freeman & Brown Study at 621 n.62 (quoting Victoria E. Schonfeld & Thomas M.J. Kerwin, Organization of a Mutual Fund, 49 Bus. Law 107 (1993)) [Ex. 1]; SEC Report at 30-31 [Ex. 2]; GAO Report at 9 [Ex. 3]. Thus, extensive and significant economies of scale exist in the provision of investment advisory services, in particular Portfolio Advisory Services, by advisers such as Defendants to mutual funds such as the Funds.

65. One simple example of economies of scale is when total assets under management increase due purely to market forces. In that event, it is possible for the Defendants to service the additional assets at zero additional variable cost, as there is no change in the securities held in the

portfolios or the number of shareholders in the Funds. Yet, the Defendants "charge" investors more dollars in management fees for zero benefits conferred.

66. The Defendants have benefited from economies of scale resulting from pure market appreciation. On January 1, 1990, the Dow Jones Industrial Average was at 2753. When the decade closed on December 31, 1999, the Dow was at 11,497 (more than a four-fold increase). If a mutual fund merely held the stocks that comprise the Dow, and did nothing, the Portfolio Advisory Fees would have quadrupled absent meaningful breakpoints (which the Funds do not have) or unless the advisers dramatically reduced their fees (not the case with the Defendants).

67. Today, even following three years of market declines, the Dow Jones Industrial Average is near 10,000, representing a three-and-one-half times increase from the levels of 1990. This growth has created enormous "free" economies of scale for the Funds, the benefits of which were wrongfully retained by the Defendants who incurred no additional costs in providing Portfolio Advisory Services for the additional assets generated in the Funds by such market growth.

68. Another simple example of benefits arising through no effort on the part of the Defendants, yet creating considerable economies of scale, occurs when the Funds' assets under management grow because of additional investments by current shareholders. Once again, economies of scale are created by the shareholders of the Funds, economies required to be shared with the Funds. Still, Defendants have failed to meaningfully reduce the Portfolio Advisory Fees in either percentage or dollar terms.

69. These facts regarding economies produced by market appreciation are confirmed by the GAO and by the Freeman and Brown Study. See GAO Report at 9 (noting that growth from portfolio appreciation is unaccompanied by a growth in costs) [Ex. 3]; Freeman & Brown Study at p. 619-21 [Ex. 1].

70. The assets in the Funds have grown dramatically over the past dozen years along with the growth generally in the stock market. As of late 1993 to early 1994 (depending on the end of the individual Fund's fiscal year), total assets for the Funds amounted to about $52 billion. As of August 31, 2004, assets in the Funds exceeded $160 billion, over 3 times more. By 1999, in fact, the Fidelity Magellan Fund alone held more assets than were held 20 years earlier by the entire mutual fund industry, including stock funds, bond funds, money market funds and international funds, all combined.

71. Portfolio Advisory Fees have also grown as the Funds increased in size, with Plaintiffs and the other shareholders receiving little or no benefit from the economies of scale generated by the Funds' dramatic growth. Since 1993, the Funds' portfolio management fees have increased in direct proportion to the increase in size of the Funds rather than some small fraction of that growth in light of the dramatic economies of scale caused by the tremendous growth in the Fund's total assets. As of late 1993 to 1994 (depending on the end of the Fund's fiscal year), management fees totaled $275 million for the Funds. As of reporting periods on or about July 2004, annual management fees for the Funds exceeded $861 million. This represents roughly a three-fold increase in fees, an increase directly proportional to the increase in the size of the Funds rather than some small fraction of that growth in light of the dramatic economies of scale caused by the tremendous growth in the Funds' total assets. Despite the lavish increase in compensation, Magellan Fund has lagged the S&P 500 index in performance over the last decade. Though Contrafund outperformed the S&P 500 index by about one percent over the last decade, Contrafund and Magellan combined did not.

72. Defendants have received exorbitant compensation and, worse, have retained all of the benefits resulting from economies of scale, benefits that are owned by, and should have been paid to, the Funds.

73. The sharing of these economies of scale with the Plaintiffs is required by § 36(b); yet, the Defendants failed to do so. As a result, the Portfolio Advisory Fees paid to Defendants

are grossly disproportionate to the Portfolio Advisory Services, are excessive, could not have been the product of an arms' length bargain, and violate § 36(b).

74. Acceptance of the excessive Portfolio Advisory Fees by Defendants was (and remains) a breach of Defendants' fiduciary and other duties to the Funds.

(b) Comparative Fee Structures

75. A mutual fund is a single client relationship for the Defendants, as with any other institutional client. Accordingly, with respect to the Portfolio Advisory Services and the Portfolio Advisory Fees, a mutual fund is no different from any other institutional investor.

76. The fees charged by Defendants to other institutional investors for Portfolio Advisory Services clearly establish that the Defendants are charging Portfolio Advisory Fees to the Funds that are excessive and disproportionate to the value of the services rendered.

77. Section 36(b) was enacted in response to excessive fees being charged by investment advisers and is legally applicable to all types of mutual funds, including money market funds. Most cases interpreting § 36(b), including *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923, 929 (2d Cir. 1982), involved money market funds. Money market funds have a completely different cost structure than equity funds, rendering money market funds incomparable to actively managed funds (including the Funds at issue here) that invest in securities held for longer periods of time with the potential for significant fluctuation in value. *See* SEC Report at 18 (excluding money market funds from study because of different cost structure) [Ex. 2]. Thus, the Portfolio Advisory Fees (and their evaluation under Section 36(b)) should be compared not with money market funds but with other institutional client portfolios with comparable investment objectives.

78. As noted by the Freeman & Brown Study, "[n]one of the leading advisory fee cases involved equity funds, and hence, none of the courts were confronted directly with the strong analogies that can be drawn between equity advisory services in the fund industry as compared to the pension field where prices are notably lower." Freeman & Brown Study at 653

[Ex. 1]. While a "manager may encounter different levels of fixed and variable research costs depending on the type of the portfolio, . . . the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds and mutual funds. The portfolio owner's identity (pension fund versus mutual fund) should not logically provide a reason for portfolio management costs being higher or lower." Freeman & Brown Study at 627-28 [Ex. 1]. The "'apples-to-apples' fee comparisons between equity pension managers and equity fund managers can be most difficult and embarrassing for those selling advice to mutual fund." Freeman & Brown Study at 67 1-72 [Ex. 1].

79. Defendants provide advisory services to other institutional clients for substantially lower fees. The Freeman & Brown Study explains:

> Strong analogies . . . can be drawn between equity advisory services in the fund industry as compared to the pension field where prices are notably lower. [Freeman & Brown Study at 653 (Ex. 1)]. [A] mutual fund, as an entity, actually is an institutional investor. When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on 'institutional status,' it turns on self-dealing and conflict of interest." [Freeman & Brown Study at 629 n. 93 (Ex. 1).

80. The Freeman and Brown study is correct in its explanation of the similarity between the provision of Portfolio Advisory Services to a mutual fund, like the Funds, and other institutional investors with similar investment objectives.

81. The highly respected mutual fund analyst firm Morningstar has concluded that there should be no difference between management fees charged to mutual funds (retail products) and other institutional clients:

> Fees for a firm's retail products should not be materially different from management fees for a firm's institutional offerings. Though we appreciate the added costs of servicing small accounts, those expenses needn't show up in the management fees.

Kunal Kapoor, *The Standards That We Expect Funds to Meet*, Morningstar, December 8, 2003.

82. The Defendants' retail products' (including the Funds') management fees differ materially from their other institutional offerings even though the added costs of servicing small accounts are fully recovered through "other costs" charged separately by and paid to the Defendants by the Funds. This violates Section 36(b).

83. Fidelity Management Trust Company is a wholly owned subsidiary of FMR Corp., the corporate parent of the Defendants, and provides Portfolio Advisory Services for other institutional clients. Fidelity Management Trust Company shares assets including space, resources, and advisory personnel with Defendants and provides identical portfolio management services. The management fees charged by Fidelity Management Trust Company to institutional investors are therefore properly compared to the fees charged by Defendants to the Funds.

84. For example, the Fidelity Management Trust Company manages a stock portfolio for the Massachusetts Pension Reserves Investment Management Board (the "Massachusetts Pension Board"). This portfolio has approximately $580 million in assets managed by the Defendants' affiliate (as of 2002). Although $580 million is a significant sum of money, it is a tiny fraction of the size of any of the funds at issue here.

85. In 2003, the Fidelity Magellan Fund was over 107 times larger while Contrafund was over 60 times larger, Fidelity Growth & Income Portfolio I approximately 53 times larger, Fidelity Blue Chip Growth Fund roughly 39 times larger, and Fidelity Low-Priced Stock Fund almost 48 times larger. However, despite its significantly smaller size, the base management fee charged by Fidelity Management Trust Company to the Massachusetts Pension Board utilizes breakpoints (unlike the Funds) and, for assets in excess of just $200 million, the fee is "only" 20 basis points (.20%).

86. Moreover, the overcharging of the Funds by the Defendants is understated more because the fee charged to the Massachusetts Pension Board includes not only Portfolio Advisory Services, but also *all* administrative expenses incurred by Fidelity. By comparison, the total expense burden as of March 2003 for the Fidelity Magellan Fund was 0.76% (76 basis

points), Contrafund was 0.99% (99 basis points), Growth & Income Portfolio I Fund was 0.73% (73 basis points), Blue Chip Growth Fund was 0.69% (69 basis points), and Low-Priced Stock Fund was 1.01% (101 basis points). Clearly, by definition, the portion of the fee charged to the Massachusetts Pension Board for pure Portfolio Advisory Services is less than 20 basis points, far less than that charged to the Funds -- despite the huge size of their portfolios.

87. In short, the Defendants' Portfolio Advisory Fee (as a percentage of assets) charged to the Funds are more than double those charged much smaller institutional clients for the same advisory services. When considered in dollar terms (rather than percentage), the Portfolio Advisory Fees are hundreds of times larger for the Funds' portfolios than other institutional clients' portfolios. For example, the Fidelity Magellan Fund paid the Defendants $1.6 billion in management fees for the last three fiscal years while the Massachusetts Pension Board paid less than $4 million for the same services (the additional costs for servicing numerous small fund shareholder accounts is recovered by the Defendants through other fees paid by the Funds and their shareholders and does not need to be recovered through Portfolio Advisory Fees).

88. As another example, the Defendants offer an Annual Advisory Fee Schedule to small investors that includes a maximum annual net advisory fee of 110 basis points (1.10%) for the first $500,000 in assets but quickly declines to a maximum annual net advisory fee of 30 basis points (.30%) for assets in excess of $8 million. Larger investors are offered fee schedules with even lower fees.

89. The significant economies of scale created solely by virtue of the Plaintiffs' and other shareholders' investment dollars have solely benefited the Defendants, to the detriment of the Funds, in violation of Section 36(b).

(c) Fallout Benefits (Indirect Profits) To Defendants Attributable To The Funds

90. The Defendants also indirectly profit further because of "fallout benefits" attributable to the Funds. Fallout benefits are often not quantified by the Defendants or shared

with the board of trustees even though the board cannot determine the fairness of any fee without having this information.

91. Fallout benefits include the attraction of new customers for other funds or products offered by the Defendants, cross-selling Defendants' other funds and services to current shareholders of the Funds, and other benefits associated generally with the development of goodwill and the creation and growth of a client base for the Defendants.

92. Brokerage commissions payable by the Funds to the Defendants (or their affiliates) constitute another fallout benefit. These commissions are paid, as securities are bought and sold at the Defendants' direction for the Funds. Commissions paid are huge. According to a study published in 2004 by the Zero Alpha Group, Magellan's brokerage commissions were more than $30 million, and added nearly .12 percent in expenses to Magellan's expense ratio, raising it from 0.88 percent to 0.9972 percent of net assets. For Contrafund, the impact of brokerage commissions was much greater. Contrafund's brokerage commissions were $73 million, and added 0.80 percent to Contrafund's expense ratio, raising it from 0.84 percent to 1.64 percent. The Fidelity Growth & Income Portfolio I Fund's brokerage commissions were nearly $27 million, adding 0.21 percent to its expense ratio, and raising it from 0.66 percent to 0.87 percent. The Fidelity Blue Chip Growth Fund's brokerage commissions were over $17 million, adding 0.23 percent to its expense ratio, and raising it from 0.87 percent to 1.10 percent. The Fidelity Low-Priced Stock Fund's brokerage commissions were $7 million, adding 0.25 percent to its expense ratio, and raising it from 1.0 percent to 1.25 percent.

93. Another particularly secret and profitable fallout benefit to the Defendants is "soft dollar" payments. Essentially, "soft dollars" are credits to Defendants from broker-dealers and other securities industry firms in exchange for Defendants' routing securities transaction orders and other business to the broker-dealers.

94. In breach of duties owed to the Funds, the Defendants pay excessive commissions to these persons to execute trades for the Funds in exchange for which the Defendants receive a

form of rebate or kickback called soft-dollars. These soft-dollars are paid for by the Funds and the Plaintiffs with their hard earned dollars. They can amount to payments surpassing the total Portfolio Advisory Fees paid to the Defendants, a critical fact withheld from the Funds' board of trustees.

95. According to the SEC, "[s]oft-dollar arrangements create incentives for fund advisers to (i) direct fund brokerage based on the research provided to the adviser rather than the quality of execution provided to the fund, (ii) forego opportunities to recapture brokerage costs for the benefit of the fund, and (iii) cause the fund to overtrade its portfolio to fulfill the adviser's soft-dollar commitments to brokers." Memorandum from Paul F. Roye, director of the SEC Division of Investment Management, June 2003.

96. As noted by the SEC, institutional investors other than mutual funds can negotiate "soft dollar" or commission recapture programs and directly participate in the "frequent flyer" type of benefits wrongfully enjoyed by the Defendants at the Funds' and the Plaintiffs' expense. The Funds could, but do not, so negotiate because the Defendants have usurped that opportunity for their benefit at the expense of the Funds.

97. Defendants or their affiliates also receive other benefits or "kickbacks," either directly or indirectly, such as transfer agency and custodian fees. These fees automatically increase as the assets under management and the number of shareholders in the Funds increases. Transfer agency fees alone add up annually to an additional 20 basis points (.20%) in revenues for the Defendants and their affiliate, Fidelity Service Company, Inc. The profit from these and other fallout benefits is required to be thoroughly disclosed and vigorously debated by the trustees in determining whether the Portfolio Advisory Fee is fair to the Plaintiffs and the Funds; such requirement has not been satisfied by the Funds and the Defendants.

98. Defendants also benefit from securities lending arrangements where they "loan" out securities owned by the Funds (e.g., to short sellers) for a fee.

99. These and other fallout benefits are required to be disclosed to the Funds' boards of trustees as part of the total mix of information necessary to determine the reasonableness of the Portfolio Advisory Fee. Even without considering the fallout benefits, the Portfolio Advisory Fee is excessive in both percentage and dollar terms. After considering the fallout benefits, the Portfolio Advisory Fee is huge and its payment and receipt violates § 36(b).

(d) The Nature And Quality Of The Services Provided To The Fund's Shareholders

100. The nature of the Portfolio Advisory Services provided to the Funds is straightforward: Defendants select (buy, sell or hold), at their discretion, stocks, bonds, and other securities for the Funds. This is precisely the same service provided to Defendants' other institutional clients even though the Funds are charged a dramatically higher Portfolio Advisory Fee as a percentage of assets under management and even higher in dollar terms.

101. The quality of the Portfolio Advisory Services provided to the Funds by Defendants is also precisely the same (because the services are the same) as the quality of the Portfolio Advisory Services provided to Defendants' other institutional clients. However, Plaintiffs pay Defendants dramatically higher percentage and absolute dollar fees (and generate enormous additional fallout benefits) because the Portfolio Advisory Fees are not even close to the range of fees produced by the arms' length negotiations with the Defendants' other institutional clients.

102. Moreover, the nature of the Portfolio Advisory Services provided does not justify a higher Portfolio Advisory Fee; it is the size of the fund, not its specialized nature, that determines a fair fee:

> We disagree with the premise that specialized fund strategies should result in higher expense ratios. Though we will make accommodations to reflect the higher costs inherent in running a smaller fund, we don't think funds of the same size ought to be charging materially different expenses.

Kunal Kapoor, *The Standards That We Expect Funds to Meet*, Morningstar, December 8, 2003.

103. No accommodations need be made for the Defendants based on the "higher costs inherent in running a smaller fund," since the Funds are among the largest in the world. The reverse is true: accommodations for the benefit of the shareholders must be made to reflect the far lower costs in running a larger fund. No such accommodations were made by the Defendants.

(e) The Profitability Of The Fund To The Adviser-Manager

104. The profitability to the Defendants of managing the Funds is a factor that should be considered. Intuitively, it is obvious that the fees charged to others in arms' length negotiations represent profitable transactions; otherwise, investment managers (such as the Defendants) intending to stay in business would be required to charge a higher fee. Accordingly, it is obvious that the management of the Funds (paying much higher Portfolio Advisory Fees than other institutional clients) is highly profitable to the Defendants.

105. "Profitability" is a function of revenues minus the costs of providing services. Although simple in definition, it is very problematic in practice in the mutual fund industry because of bogus accounting. On information and belief, the Defendants arbitrarily allocate costs incurred in managing the Funds, other mutual Funds, and other institutional and retail clients' portfolios in order to "manage" profitability and mislead the board of trustees. With such allocations, the true profitability cannot be determined by reference only to the Defendants' financial statements -- precisely their goal.

106. In addition, the Defendants are privately held and precise information regarding the actual or claimed profitability of the Funds to Defendants would not be available except through discovery even if it were maintained in an accurate and useable format. *See Krantz v. Fidelity Mgt. & Research Co.*, 92 F.Supp.2d 150, 159 (D. Mass 2000).

107. One thing that is clear, however, is that size matters. There are higher cost ratios inherent in running a smaller fund and, conversely, lower cost ratios in running a larger fund.

Magellan is one of the largest managed mutual funds in the world and, accordingly, should be the least expensive in the world to advise on the basis of costs divided by assets.

108. Even without complete data, it is clear that these giant Funds are tremendously profitable to the Defendants. For example, the Fidelity Magellan Fund paid over $355 million in management fees in the year ending March 31, 2003. Of that, as much as $306 million was for pure Portfolio Advisory Services. In contrast, in 1993 the management fee (even before deducting administrative expenses reported together with management fees) was "only" $186 million. The payment and receipt of such a dramatic increase in fees for pure Portfolio Advisory Services (fees totaling almost $4 billion over the last decade in the face of dramatic economies of scale) while managing comparable (but much smaller) portfolios for a much smaller fee is a breach of Defendants' fiduciary and other duties to the Funds and their shareholders, including Plaintiffs.

109. The Fidelity Contrafund paid over $176 million in management fees fiscal year ending December 31, 2003. Of that, as much as $151 million was for pure Portfolio Advisory Services. In contrast, in 1993 the management fee (even before deducting administrative expenses reported together with management fees) was less than $26 million. The payment and receipt of such a dramatic increase in fees for pure Portfolio Advisory Services (in the face of dramatic economies of scale) while managing comparable (but much smaller) portfolios for a much smaller fee is a breach of Defendants' fiduciary and other duties to the Funds and their shareholders, including Plaintiffs.

110. The Fidelity Growth & Income Portfolio I Fund paid over $129 million in management fees in the fiscal year ended July 31, 2003. Of that, as much as $103 million was for pure Portfolio Advisory Services. In contrast, in 1993 the management fee (even before deducting administrative expenses reported together with management fees) was $41 million. The payment and receipt of such a dramatic increase in fees for pure Portfolio Advisory Services (in the face of dramatic economies of scale) while managing comparable (but much smaller)

portfolios for a much smaller fee is a breach of Defendants' fiduciary and other duties to the Funds and their shareholders, including Plaintiffs.

111. The Fidelity Blue Chip Growth Fund paid over $101 million in management fees in the fiscal year ended July 31, 2003. Of that, as much as $88 million was for pure Portfolio Advisory Services. In contrast, in 1993 the management fee (even before deducting administrative expenses reported together with management fees) amounted to only $8.5 million. The payment and receipt of such a dramatic increase in fees for pure Portfolio Advisory Services (in the face of dramatic economies of scale) while managing comparable (but much smaller) portfolios for a much smaller fee is a breach of Defendants' fiduciary and other duties to the Funds and their shareholders, including Plaintiffs.

112. The Fidelity Low-Priced Stock Fund paid over $98 million in management fees in the fiscal year ended July 31, 2003. Of that, as much as $87 million was for pure Portfolio Advisory Services. In contrast, in 1993 the management fee (even before deducting administrative expenses reported together with management fees) was only $13 million. The payment and receipt of such a dramatic increase in fees for pure Portfolio Advisory Services (in the face of dramatic economies of scale) while managing comparable (but much smaller) portfolios for a much smaller fee is a breach of Defendants' fiduciary and other duties to the Funds and their shareholders, including Plaintiffs.

113. In addition, as discussed above under "comparative fee structures," Defendants have entered into advisory agreements with other institutional clients where Defendants accept total management fees (including both Portfolio Advisory Fees and payment of all administrative, distribution and other costs) of 20 basis points (.20%) to manage portfolios that are but a fraction of the size of the Funds' portfolios. Even if one were to conservatively assume that all of the other institutional clients' fee was for Portfolio Advisory Services, it is still dramatically smaller in percentage terms (and shockingly so in dollar terms) than that charged to the significantly larger Funds and is not within the range established by the Defendants with its

other customers when negotiating at arms' length. Because Defendants would not agree to provide advisory services for a fee of 20 basis points or less if it were not profitable to do so, the immense profitability to Defendants of these massive Funds paying at least twice as much in percentage terms (and far more in dollar terms) for Portfolio Advisory Services as (modestly-sized) institutional clients for the same services is self-evident.

(f) The Independence And Conscientiousness Of The Trustees (Or Directors)

114. As the GAO Report noted, the "external management" structure of most mutual funds (including the Funds) creates a potential conflict of interest between a fund's shareholders and its adviser. [Ex. 3]. The United States Supreme Court has stated that the disinterested director requirement is "the cornerstone of the ICA's efforts to control" this conflict of interest. *Burks v. Lasker*, 441 U.S. 471 (1979).

115. The disinterested directors (or trustees) are supposed to serve as "watchdogs" for the shareholders of the Funds. As such, the disinterested directors have primary responsibility for, among many other things, negotiating and approving all agreements with Defendants and reviewing the reasonableness of the Portfolio Advisory Fees received by Defendants. Accordingly, as noted by the GAO, the directors are expected to review, among other things, the adviser's costs, whether fees have been reduced when the Funds' assets have grown, and the fees charged for similar services. *See* GAO Report at 14 [Ex. 3]. These responsibilities necessarily require the directors to rely on information provided by Defendants. Defendants, in turn, have a fiduciary duty to provide all information reasonably necessary for the directors to perform its obligations.

116. At least 40% of the Funds' directors must be "disinterested" as defined in § 10 of the Investment Company Act. The ICA contains a presumption that the disinterested directors are in fact disinterested. However, even in connection with so-called disinterested directors, the lack of conscientiousness in reviewing the fees paid by the Funds, the lack of adequate information provided by the Defendants to the board in connection with its approvals of the

advisory agreements, and the control of management over the board in reviewing the fees paid by the Funds are *not* presumed. Rather, they are all relevant factors in determining whether the Defendants have breached their fiduciary duties to the Plaintiffs and the Funds.

117. The SEC has specifically recognized that even disinterested directors may not be independent but, rather, may be subject to domination or undue influence by a fund's investment adviser. For example, in the related context of distribution fees, "disinterested directors should not be entrusted with a decision on use of fund assets for distribution without receiving the benefit of measures designed to enhance their ability to act independently." Bearing of Distribution Expenses by Mutual Fund, Investment Co. Act Rel. No. 11414, 1980 SEC LEXIS 444 at *36 (Oct. 28, 1980). Here, no such benefits were received by the disinterested directors.

118. Despite the structural protections of independent directors envisioned by the Investment Company Act, the Funds' trustees have been subverted by Defendants and no longer serve in their "watchdog" role. This subversion was (and remains) a breach by the Defendants of the fiduciary duties owed to the Funds.

119. Further, the Defendants have failed to satisfy their fiduciary duty under the Investment Company Act to provide the Funds' trustees with all information reasonably necessary for them to do their jobs, including determining the fairness of the Portfolio Advisory Fee.

120. Jack Bogle, founder of the Vanguard Group, one of the largest mutual fund complexes in the world, commented during an interview on the failure of mutual fund boards of directors to meet their duties under the Act:

> Q: We've talked about how the [mutual fund] industry could do a better job. How about the fund directors?
>
> A: Well, fund directors are, or at least to a very major extent, sort of a bad joke. They've watched industry fees go up year after year, they've added 12b-1 fees. I think they've forgotten, maybe they've never been told, that the law, the Investment Company Act, says they're required to put the interest of the fund shareholders ahead of the interest of the fund adviser.

> It's simply impossible for me to see how they could have ever measured up to that mandate, or are measuring up to it.

121. Similarly, a United States District Court Judge recently quoted Warren Buffett, the "legendary investor and chairman of the Berkshire Hathaway Group" on the lack of independence and diligence of mutual fund boards of directors:

> I think independent directors have been anything but independent. The Investment Company Act, in 1940, made these provisions for independent directors on the theory that they would be the watchdogs for all these people pooling their money. The behavior of independent directors in aggregate since 1940 has been to rubber stamp every deal that's come along from management — whether management was good, bad or indifferent. Not negotiate for fee reductions and so on. A long time ago, an attorney said that in selecting directors, the management companies were looking for Cocker Spaniels and not Dobermans. I'd say they found a lot of Cocker Spaniels out there.

Strougo v. BEA Assoc., 188 F. Supp. 2d 373, 383 (S.D.N.Y. 2002) (citation omitted).

122. The dependence of the Funds' disinterested directors (trustees) on the Defendants, and the domination and undue influence exerted on them by the Defendants, is evidenced by the following facts:

a. Each of the Fidelity group of funds is governed by a common and interlocking board of directors initially selected (and constantly dominated by) the Defendants.

b. All 277 different Fidelity mutual funds are "overseen" by *one common board* of 14 directors, 10 of whom are considered "disinterested." These "disinterested" directors earn an average salary of $263,000 annually for approximately 11 board meetings each year. The Defendants have de facto control over compensation, nature and duration of meetings and other aspects of each Fund's corporate governance, thereby depriving each Fund of the independence owed to them by the trustees.

c. Each of the Funds, and all other funds within the Fidelity family of equity mutual funds, share common fiduciary advisers (i.e., the Defendants or their affiliates). The Defendants created these relationships and continue to dominate in their execution.

d. Each of the Funds, and all funds within the Fidelity family of equity mutual funds, share a common distributor affiliated with the Defendants (i.e., each fund's shares are sold by an affiliate of the Defendants).

e. The trustees rely wholly on the Defendants to provide them with what is known in the industry as a "Lipper Package." The Lipper Package includes information about what other mutual fund investment advisors charge their mutual fund clients but does not include data about other institutional clients (that data is withheld by the Defendants from the trustees). The Defendants use the data in the Lipper Package to ensure that their fees fall within the range of fees charged by their "competitors," an industry of price gougers, rather than to ensure that the Portfolio Advisory Fees are independently fair to the Funds.

f. Each of the Funds, and all other funds within the Fidelity family of mutual funds, have access to a common line of credit arranged by the Defendants to assist in managing money flows in the Funds (e.g., to meet shareholder redemptions). The fees pertaining to such credit facility are shared equally by the Funds and all other funds within the Fidelity family (thereby also again demonstrating benefits from economies of scale).

g. It appears that the Funds use the same auditor as the Defendants. The selection of a common auditor (one of the most important aspects of a disinterested director's responsibilities) is evidence of the domination and control of the disinterested directors by Defendants. Each of the Funds is audited by PriceWaterhouseCoopers LLP, as are all of the Fidelity mutual funds. Further, PriceWaterhouseCoopers LLP identifies "Fidelity Investments" as a client, suggesting that it audits Defendants' books as well as the Funds' books. Such a common auditor creates clear potential for conflicts of interest and demonstrates the control asserted by the Defendants over the Funds.

123. Finally, the trustees do not receive adequate information regarding fees paid to the Defendants by other institutional clients so as to allow them to meet their fiduciary duty to determine the reasonableness of those fees. This is in part because the Defendants have failed to

provide that information and in part because the board has failed to request it. In doing so, the board and the Defendants have breached their fiduciary duty to the Funds.

COUNT I
ICA § 36(b) BREACH OF FIDUCIARY DUTY
(EXCESSIVE FEES FROM ECONOMIES OF SCALE)

124. The Plaintiffs repeat and reallege paragraphs 1 through 123, inclusive, of this complaint.

125. The Defendants have received and continue to receive excessive Portfolio Advisory Fees attributable to the extraordinary economies of scale created by the Plaintiffs and the Funds. Likewise, the administrative fees charged by Defendants to the Funds are and have been grossly excessive in light of the true cost of providing administrative services to the Funds.

126. Defendants have breached and continue to breach their ICA § 36(b) fiduciary duty to the Funds by charging and retaining these excessive fees.

127. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, the "amount of compensation or payments received from" the Funds.

COUNT II
ICA § 36(B) BREACH OF FIDUCIARY DUTY
(EXCESSIVE INVESTMENT ADVISORY AND ADMINISTRATIVE FEES)

128. Plaintiffs repeat and reallege paragraphs 1 through 123, inclusive, of this complaint.

129. The Portfolio Advisory Fees charged by the Defendants are and continue to be disproportionate to the services rendered and not within the range of what would have been negotiated at arms' length in light of all the surrounding circumstances (or the range of what has been negotiated at arms' length with the Defendants' other institutional clients). Instead, they are dramatically higher than those negotiated or that would be negotiated in any arms' length

negotiation. The same is true as to the grossly excessive administrative fees charged by Defendants against the Funds.

130. In charging and receiving excessive advisory fees, and failing to put the interests of the Funds, the Plaintiffs and the Funds' other shareholders ahead of their own interests, Defendants breached their statutory fiduciary duties to the Funds and the Plaintiffs.

131. Defendants have breached and continue to breach those statutory ICA § 36(b) fiduciary duties to the Funds by accepting excessive and inappropriate compensation. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, "the amount of compensation or payments received from" the Funds.

WHEREFORE, the Plaintiffs demand judgment as follows:

a. Declaring that the Defendants violated and continue to violate § 36(b) of the ICA and that any advisory agreements entered into between them and the Funds are void *ab initio*;

b. Preliminarily and permanently enjoining the Defendants from further violations of the ICA;

c. Awarding damages against the Defendants in an amount including all Portfolio Advisory Fees paid to them by Plaintiffs and the Funds for all periods not precluded by any applicable statutes of limitation through the trial of this case, together with interest, costs, disbursements, attorneys' fees, and such other items as may be allowed to the maximum extent permitted by law;

d. Awarding prospective relief in the form of reduced Portfolio Advisory Fees in the future based not simply upon a percentage of assets formula but also based upon the reasonableness of those fees in absolute dollar terms when considering the assets under management in the Funds; and

e. Such other and further relief as may be proper and just.

DATED this 3rd day of November, 2005.

By: /s/ Michelle H. Blauner
Michelle H. Blauner BBO # 549049
SHAPIRO HABER & URMY LLP
Exchange Place
53 State Street
Boston, MA 02109
(617) 439-3939

Lynn Lincoln Sarko
Michael D. Woerner
Tana Lin
Gretchen F. Cappio
KELLER ROHRBACK L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Facsimile: (206) 623-3384

Gary Gotto
Ron Kilgard
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Suite 900
Phoenix, AZ 85012
Telephone: 602-248-0088
Facsimile: 602-248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK,
WESTBROOK & BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401
Telephone: 842-727-6500
Facsimile: 843-727-3103

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
JOHNSON, POPE, BOKOR, RUPPEL &
BURNS, L.L.P.
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
Telephone: 813-225-2500
Facsimile: 813-223-7118

Attorneys for Plaintiffs Nancy Haugen, Michael F. Magnan, Karen L. Magnan, Presley C. Phillips, Andrea M. Phillips, and Cindy Schurgin

Harry S. Miller, BBO# 346946
Matthew J. Tuttle, BBO# 562758
Sara B. Davis, BBO# 648002
PERKINS SMITH & COHEN LLP
One Beacon Street, 30th Floor
Boston, MA 02108
(617) 854-4000

Thomas R. Grady
THOMAS R. GRADY, P.A.
720 Fifth Avenue South, Suite 200
Naples, FL 34102
Telephone: 239-261-6555

Attorneys for Plaintiffs Cynthia A. Bennett and Guy E. Miller



UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

CYNTHIA A. BENNETT, GUY E. MILLER, NANCY HAUGEN, MICHAEL F. MAGNAN, KAREN L. MAGNAN, PRESLEY C. PHILLIPS, ANDREA M. PHILLIPS, and CINDY SCHURGIN, for the use and benefit of THE FIDELITY MAGELLAN FUND, FIDELITY CONTRAFUND, FIDELITY GROWTH & INCOME PORTFOLIO I FUND, FIDELITY BLUE CHIP GROWTH FUND, and FIDELITY LOW-PRICED STOCK FUND, Plaintiffs, vs. FIDELITY MANAGEMENT & RESEARCH COMPANY and FMR CO., INC., Defendants.	CIVIL NO. 1:04-cv-11651-MLW (Lead Case) CIVIL NO. 1:04-cv-11756-MLW (Consolidated Case)

DEFENDANTS' ANSWER TO PLAINTIFFS' CONSOLIDATED COMPLAINT

Defendants Fidelity Management & Research Company ("FMRCo") and FMR Co., Inc. ("FMRC") (collectively the "Fidelity Defendants"), by and through their undersigned attorneys, hereby answer Plaintiffs' Consolidated Complaint (the "Complaint") as set forth below. Except as admitted, qualified, or otherwise answered below, the Fidelity Defendants deny the allegations of the Complaint.

1. Deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 1 of the Complaint and on that basis deny the allegations.

2. Deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 2 of the Complaint and on that basis deny the allegations, except

admit the following: that as of December 31, 2003, each of the five Funds at issue in this action (Fidelity Magellan Fund, Fidelity Contrafund, Fidelity Growth & Income Portfolio, Fidelity Blue Chip Growth Fund, and Fidelity Low-Priced Stock Fund) (together, the "Funds") had more than $20 billion in assets under management; that the Funds are advised and managed by FMRCo and FMRC; that as of March 31, 2004, Fidelity Magellan had more than $66 billion in assets under management; and that as of January 31, 2004, Fidelity Growth & Income Portfolio had more than $30 billion in assets under management, Fidelity Blue Chip Growth Fund had more than $22 billion in assets under management, and Fidelity Low-Priced Stock had more than $28 billion in assets under management.

3. Deny the allegations contained in Paragraph 3 of the Complaint, except admit that Defendants are registered investment advisers to the Funds and other mutual funds and institutional client portfolios, neither admit nor deny the allegations insofar as said allegations constitute conclusions of law, and deny knowledge or information sufficient to form a belief as to the truth as to whether Plaintiffs are all shareholders of the Funds and on that basis deny the allegation.

4. Deny the allegations contained in Paragraph 4 of the Complaint.

5. Deny the allegations contained in Paragraph 5 of the Complaint, except admit that management fees include fees for investment advisory services and other services provided to the Funds.

6. Deny the allegations contained in Paragraph 6 of the Complaint.

7. Deny the allegations contained in Paragraph 7 of the Complaint.

8. Deny the allegations contained in Paragraph 8 of the Complaint.

9. Deny the allegations contained in Paragraph 9 of the Complaint, except admit that as of December 31, 2003, each of the Funds had more than $20 billion in assets under management.

10. Deny the allegations contained in Paragraph 10 of the Complaint.

11. Deny the allegations contained in Paragraph 11 of the Complaint.

12. Deny the allegations contained in Paragraph 12 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law, and deny that Plaintiffs are entitled to the relief described therein.

13. Deny the allegations contained in Paragraph 13 of the Complaint to the extent that they are factual, neither admit nor deny the allegations insofar as said allegations constitute conclusions of law, and admit that Congress enacted the Investment Company Act of 1940 in 1940.

14. Admit that Paragraph 14 of the Complaint recites a portion of Section 36(b) of the Investment Company Act of 1940.

15. Deny the allegations contained in Paragraph 15 of the Complaint, and deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in the second sentence of Paragraph 15 and on that basis deny the allegations.

16. Deny the allegations contained in Paragraph 16 of the Complaint.

17. Neither admit nor deny the allegations contained in Paragraph 17 of the Complaint insofar as said allegations constitute conclusions of law.

18. Deny the allegations contained in Paragraph 18 of the Complaint.

19. Deny the allegations contained in Paragraph 19 of the Complaint.

20. Deny the allegations contained in Paragraph 20 of the Complaint.

21. Deny the allegations contained in Paragraph 21 of the Complaint.

22. Deny the allegations contained in Paragraph 22 and its subparagraphs (a) - (e), except admit that:

a. As of March 31, 1994, the Fidelity Magellan Fund had more than $33 billion in assets under management; as of September 30, 2003, the Fidelity Magellan Fund had more than $62 billion in assets under management; and at one time Fidelity Magellan Fund's assets under management totaled more than one hundred billion dollars ($100,000,000,000).

b. For the year ending December 31, 1993, the Fidelity Contrafund had $6.2 billion in assets under management and FMRCo received $25.8 million in management fees from that Fund, and that for the year ending December 31, 2003, the Fidelity Contrafund had $35.9 billion in assets under management.

c. For the year ending July 31, 1994, the Fidelity Growth & Income Portfolio had $8.8 billion in assets under management, and FMRCo received $40.96 million in management fees from that Fund.

d. For the year ending July 31, 1994, the Fidelity Blue Chip Growth Fund had $2.2 billion in assets under management, and FMRCo received $9.6 million in

management fees from that Fund; and as July 31, 2003, the Fidelity Blue Chip Growth Fund had $19.9 billion in assets under management.

e. For the year ending July 31, 1994, the Fidelity Low-Priced Stock Fund had $2.2 billion in assets under management; and as of July 31, 2003, the Fidelity Low-Priced Stock Fund had $19.6 billion in assets under management.

23. Deny the allegations contained in Paragraph 23 of the Complaint.

24. Deny the allegations contained in Paragraph 24 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law.

25. Deny the allegations contained in Paragraph 25 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law.

26. Deny the allegations contained in Paragraph 26 of the Complaint.

27. Deny the allegations contained in Paragraph 27 of the Complaint.

28. Deny the allegations contained in Paragraph 28 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law, and admit that the Funds are governed by a common board of trustees and that a majority of the Funds' board of trustees is comprised of trustees who are not interested persons of the Funds.

29. Deny the allegations contained in Paragraph 29 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law.

30. Deny the allegations contained in Paragraph 30 of the Complaint.

31. Deny the allegations contained in Paragraph 31 of the Complaint, and deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in the second sentence of Paragraph 31 and on that basis deny the allegations.

32. Deny the allegations contained in Paragraph 32 of the Complaint.

33. Deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 33 of the Complaint and on that basis deny the allegations, and deny that Plaintiffs are entitled to the relief described therein.

34. Deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 34 of the Complaint and on that basis deny the allegations.

35. Deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 35 of the Complaint and on that basis deny the allegations.

36. Deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 36 of the Complaint and on that basis deny the allegations.

37. Deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 37 of the Complaint and on that basis deny the allegations.

38. Deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 38 of the Complaint and on that basis deny the allegations.

39. Deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 39 of the Complaint and on that basis deny the allegations.

40. Deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 40 of the Complaint and on that basis deny the allegations.

41. Deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 41 of the Complaint and on that basis deny the allegations.

42. Deny the allegations contained in Paragraph 42 of the Complaint, except admit that FMRCo has its principal place of business in Boston, Massachusetts, and that FMRCo is registered as an investment adviser under the Investment Advisers Act of 1940 and is the investment adviser to the Funds and other Fidelity funds.

43. Deny the allegations contained in Paragraph 43 of the Complaint, except admit that FMRC has its principal place of business in Boston, Massachusetts, that FMRC is registered as an investment adviser under the Investment Advisers Act of 1940 and is an investment sub-adviser to the Funds and other Fidelity funds.

44. Neither admit nor deny the allegations contained in Paragraph 44 of the Complaint insofar as said allegations constitute conclusions of law, except admit that Plaintiffs purport to base jurisdiction on the statute identified in Paragraph 44.

45. Neither admit nor deny the allegations contained in Paragraph 45 of the Complaint insofar as said allegations constitute conclusions of law, except admit that Plaintiffs purport to base jurisdiction on the statutes identified in said paragraph.

46. Deny the allegations contained in Paragraph 46 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law.

47. Deny the allegations contained in Paragraph 47 of the Complaint.

48. Deny the allegations contained in Paragraph 48 of the Complaint.

49. Deny the allegations contained in Paragraph 49 of the Complaint.

50. Deny the allegations contained in Paragraph 50 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law.

51. Deny the allegations contained in Paragraph 51 of the Complaint.

52. Deny the allegations contained in Paragraph 52 of the Complaint, except admit that there is price competition between and among mutual fund advisers and that Fidelity sets and adjusts its fees based upon this competition, as well as other factors.

53. Deny the allegations contained in Paragraph 53 of the Complaint.

54. Deny the allegations contained in Paragraph 54 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law.

55. Deny the allegations contained in Paragraph 55 of the Complaint.

56. Deny the allegations contained in Paragraph 56 of the Complaint.

57. Deny the allegations contained in Paragraph 57 of the Complaint.

58. Deny the allegations contained in Paragraph 58 of the Complaint.

59. Deny the allegations contained in Paragraph 59 of the Complaint.

60. Neither admit nor deny the allegations contained in Paragraph 60 of the Complaint insofar as said allegations constitute conclusions of law and respectfully refer the Court to the case described in Paragraph 60 for the exact content and context thereof.

61. Deny the allegations contained in Paragraph 61 of the Complaint.

62. Deny the allegations contained in Paragraph 62 of the Complaint, except neither admit nor deny the allegations contained in Paragraph 62 insofar as said allegations constitute conclusions of law and respectfully refer the Court to the case described in Paragraph 62 for the exact content and context thereof.

63. Deny the allegations contained in Paragraph 63 of the Complaint.

64. Deny the allegations contained in Paragraph 64 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law,

and respectfully refer the Court to the case, study, and report described in Paragraph 64 for the exact content and context thereof.

65. Deny the allegations contained in Paragraph 65 of the Complaint.

66. Deny the allegations contained in Paragraph 66 of the Complaint, except admit that on January 2, 1990, the Dow Jones Industrial Average (the "Dow") opened at 2,753 and that on December 31, 1999, the Dow closed at 11,497.

67. Deny the allegations contained in Paragraph 67 of the Complaint, except admit that on November 3, 2005 (the date of the Complaint), the Dow opened at 10,501 and closed at 10,522.

68. Deny the allegations contained in Paragraph 68 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law.

69. Deny the allegations contained in Paragraph 69 of the Complaint, and respectfully refer the Court to the report and study described in Paragraph 69 for the exact content and context thereof.

70. Deny the allegations contained in Paragraph 70 of the Complaint, and deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in the last sentence of Paragraph 70 and on that basis deny the allegations, except admit the following: as of December 31, 1993, the Fidelity Contrafund had $6.2 billion in assets under management; as of March 31, 1994, the Fidelity Magellan Fund had more than $33 billion in assets under management; as of July 31, 1994, the Fidelity Growth & Income Portfolio had $8.8 billion in assets under management; as of July 31, 1994, the Fidelity Blue Chip Growth

Fund had $2.2 billion in assets under management; as of July 31, 1994, the Fidelity Low-Priced Stock Fund had $2.2 billion in assets under management; and that as of August 31, 2004, the assets under management in the Funds was $181.6 billion.

71. Deny the allegations contained in Paragraph 71 of the Complaint, except admit that as of the annual reporting period ending on or before July 31, 2004 for each Fund, total annual management fees for the Funds exceeded $861 million, and that for the ten-year period ended May 31, 2004, the Fidelity Magellan Fund underperformed the S&P 500 index, and that the Fidelity Contrafund outperformed the S&P 500 index during the same period.

72. Deny the allegations contained in Paragraph 72 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law.

73. Deny the allegations contained in Paragraph 73 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law.

74. Deny the allegations contained in Paragraph 74 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law.

75. Deny the allegations contained in Paragraph 75 of the Complaint.

76. Deny the allegations contained in Paragraph 76 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law.

77. Deny the allegations contained in Paragraph 77 insofar as they purport to be factual, neither admit nor deny the allegations contained in Paragraph 77 of the Complaint

insofar as said allegations constitute conclusions of law, and respectfully refer the Court to the case and report described in Paragraph 77 for the exact content and context thereof.

78. Deny the allegations contained in Paragraph 78 of the Complaint, except admit that Paragraph 78 of the Complaint recites portions of the study referred to therein, and respectfully refer the Court to the study referred to in Paragraph 78 for the exact content and context thereof.

79. Deny the allegations contained in Paragraph 79 of the Complaint, except admit that Paragraph 79 of the Complaint recites portions of the study referred to therein, and respectfully refer the Court to the study referred to in Paragraph 79 for the exact content and context thereof.

80. Deny the allegations contained in Paragraph 80 of the Complaint, and respectfully refer the Court to the study referred to in Paragraph 80 for the exact content and context thereof.

81. Deny the allegations contained in Paragraph 81 of the Complaint, except admit that Paragraph 81 of the Complaint recites portions of the study referred to therein, and respectfully refer the Court to the study referred to in Paragraph 81 for the exact content and context thereof.

82. Deny the allegations contained in Paragraph 82 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law.

83. Deny the allegations contained in Paragraph 83 of the Complaint, except admit that the Fidelity Management Trust Company is a wholly owned subsidiary of FMR Corp., the corporate parent of FMRCo and FMRC.

84. Deny the allegations contained in Paragraph 84 of the Complaint, and deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in the first and second sentences of Paragraph 84 of the Complaint and on that basis deny the allegations.

85. Deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 85 of the Complaint and on that basis deny the allegations.

86. Deny the allegations contained in Paragraph 86 of the Complaint.

87. Deny the allegations contained in Paragraph 87 of the Complaint.

88. Deny the allegations contained in Paragraph 88 of the Complaint.

89. Deny the allegations contained in Paragraph 89 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law.

90. Deny the allegations contained in Paragraph 90 of the Complaint.

91. Deny the allegations contained in Paragraph 91 of the Complaint insofar as they purport to be factual, except neither admit nor deny the allegations contained in Paragraph 91 of the Complaint insofar as said allegations constitute conclusions of law.

92. Deny the allegations contained in Paragraph 92 of the Complaint insofar as they purport to be factual, except neither admit nor deny the allegations contained in Paragraph 92 of the Complaint insofar as said allegations constitute conclusions of law, and deny knowledge or information sufficient to form a belief as to the truth of the allegations concerning the 2004 study published by the Zero Alpha Group and on that basis deny the allegations.

93. Deny the allegations contained in Paragraph 93 of the Complaint, except neither admit nor deny the allegations contained in Paragraph 93 of the Complaint insofar as said allegations constitute conclusions of law.

94. Deny the allegations contained in Paragraph 94 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law.

95. Deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 95 of the Complaint and on that basis deny the allegations.

96. Deny the allegations contained in Paragraph 96 of the Complaint, and deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in the first sentence of Paragraph 96 and on that basis deny the allegations.

97. Deny the allegations contained in Paragraph 97 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law.

98. Deny the allegations contained in Paragraph 98 of the Complaint.

99. Deny the allegations contained in Paragraph 99 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law.

100. Deny the allegations contained in Paragraph 100 of the Complaint.

101. Deny the allegations contained in Paragraph 101 of the Complaint.

102. Deny the allegations contained in Paragraph 102 of the Complaint, except admit that Paragraph 102 of the Complaint recites a portions of the study referred to therein, and respectfully refer the Court to the study referred to in Paragraph 102 for the exact content and context thereof.

103. Deny the allegations contained in Paragraph 103 of the Complaint.

104. Deny the allegations contained in Paragraph 104 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law.

105. Deny the allegations contained in Paragraph 105 of the Complaint, except neither admit nor deny the allegations contained in Paragraph 105 of the Complaint insofar as said allegations constitute conclusions of law.

106. Deny the allegations contained in Paragraph 106 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law, admit that FMRCo and FMRC are privately held, and respectfully refer the Court to the case cited in Paragraph 106 for the exact content and context thereof.

107. Deny the allegations contained in Paragraph 107 of the Complaint.

108. Deny the allegations contained in Paragraph 108 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law.

109. Deny the allegations contained in Paragraph 109 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law, and admit that for the year ending December 31, 2003, the Fidelity Contrafund paid more than $176 million in management fees.

110. Deny the allegations contained in Paragraph 110 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law, and admit that for the year ending July 31, 1994, the Fidelity Growth & Income Portfolio paid $40.96 million in management fees, and for the year ending July 31, 2003, it paid $129.6 million in management fees.

111. Deny the allegations contained in Paragraph 111 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law.

112. Deny the allegations contained in Paragraph 112 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law, and admit that for the year ended July 31, 2003, the Fidelity Low-Priced Stock Funds paid more than $98 million in management fees.

113. Deny the allegations contained in Paragraph 113 of the Complaint.

114. Neither admit nor deny the allegations contained in Paragraph 114 of the Complaint insofar as said allegations constitute conclusions of law and respectfully refer the Court to the report and case quoted in Paragraph 114 for the exact content and context thereof.

115. Neither admit nor deny the allegations contained in Paragraph 115 of the Complaint insofar as said allegations constitute conclusions of law and respectfully refer the Court to the report cited in Paragraph 115 for the exact content and context thereof.

116. Deny the allegations contained in Paragraph 116 of the Complaint, except neither admit nor deny the allegations contained in Paragraph 116 of the Complaint insofar as said allegations constitute conclusions of law.

117. Deny the allegations contained in Paragraph 117 of the Complaint, except neither admit nor deny the allegations contained in Paragraph 117 of the Complaint insofar as said allegations constitute conclusions of law and respectfully refer the Court to the SEC Release quoted in Paragraph 117 for the exact content and context thereof.

118. Deny the allegations contained in Paragraph 118 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law.

119. Deny the allegations contained in Paragraph 119 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law.

120. Deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 120 of the Complaint and on that basis deny the allegations, and respectfully refer the Court to the interview quoted in Paragraph 120 for the exact content and context thereof.

121. Deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 121 of the Complaint and on that basis deny the allegations, except admit that Paragraph 121 of the Complaint recites portions of the case

referred to therein, and respectfully refer the Court to the case quoted in Paragraph 121 for the exact content and context thereof.

122. Deny the allegations contained in Paragraph 122 of the Complaint and its subparagraphs.

123. Deny the allegations contained in Paragraph 123 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law.

124. Repeat and reallege the responses to Paragraphs 1 through 123 of the Complaint as set forth above.

125. Deny the allegations contained in Paragraph 125 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law.

126. Deny the allegations contained in Paragraph 126 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law.

127. Deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 127 and on that basis deny the allegations, except deny that Plaintiffs are entitled to the relief described therein.

128. Repeat and reallege the responses to Paragraphs 1 through 123 as set forth above.

129. Deny the allegations contained in Paragraph 129 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law.

130. Deny the allegations contained in Paragraph 130 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law.

131. Deny the allegations contained in Paragraph 131 of the Complaint, except neither admit nor deny the allegations insofar as said allegations constitute conclusions of law, deny knowledge or information sufficient to form a belief as to the truth of the allegations in the second sentence of Paragraph 131 and on that basis deny the allegations, and deny that Plaintiffs are entitled to the relief described therein.

AFFIRMATIVE DEFENSES

First Defense

The Complaint fails to state a claim against the Fidelity Defendants upon which relief can be granted.

Second Defense

Plaintiffs' claims are barred in whole or in part by applicable statutes of limitations.

Third Defense

The Fidelity Defendants did not engage in any conduct which would constitute a breach of fiduciary duty.

Fourth Defense

Plaintiffs' claims are barred in whole or in part by the doctrines of laches, waiver, estoppel, unclean hands, and/or ratification.

Fifth Defense

Plaintiffs have not suffered any losses or damages from their investments in the Funds.

Sixth Defense

Any injury sustained by Plaintiffs was not directly or proximately caused by the alleged breach of fiduciary duty as set forth in the Complaint.

Seventh Defense

Plaintiffs were fully informed of all material facts concerning investing in the Funds, including the level and calculation of the Fund advisers' compensation, and knowingly entered into the investment.

Eighth Defense

At the time Plaintiffs first became shareholders of the Funds, they were or should have been aware that a fee schedule equal to or greater than that now in effect had been approved by a majority of the Board of Trustees of the Funds. On this basis, Plaintiffs are precluded from maintaining this action on behalf of the Funds.

Ninth Defense

The Fidelity Defendants acted at all times and in all respects in good faith and with due care.

Tenth Defense

The Independent Trustees of the Funds exercised good faith business judgment in approving the advisory agreements in effect at the time Plaintiffs became shareholders and in subsequently approving renewals of the advisory agreements containing the fee schedule currently in effect.

Eleventh Defense

To the extent that this action seeks exemplary or punitive damages, any such relief would violate the Fidelity Defendants' rights to procedural and substantive due process.

Twelfth Defense

Some or all of the Plaintiffs lack standing to bring the claims asserted in the Complaint.

Thirteenth Defense

The Fidelity Defendants hereby give notice that they intend to rely upon such other and further defenses as may become available or apparent during pre-trial proceedings in this case and hereby reserve all rights to further assert such defenses.

Dated: December 19, 2005

Respectfully submitted,

/s/ James S. Dittmar
James S. Dittmar (BBO# 126320)
Stuart M. Glass (BBO# 641466)
GOODWIN PROCTER LLP
Exchange Place
53 State Street
Boston, Massachusetts 02109
Tel: (617) 570-1000

James N. Benedict
Sean M. Murphy
C. Neil Gray
MILBANK, TWEED, HADLEY &
MCCLOY LLP
One Chase Manhattan Plaza
New York, New York 10005
Tel: (212) 530-5000

Attorneys for Defendants Fidelity Management & Research Company and FMR Co., Inc.

Dated: December 19, 2005

LIBA/1657779.1